SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Orange to launch telecommunication services in Uganda press release

Paris, October 20, 2008

Orange to launch telecommunication services in Uganda

France Telecom and Hits Telecom Uganda have created a new company named Orange Uganda Limited, which will provide telecommunication services in Uganda under the Orange brand in the coming months. Hits Telecom Uganda provides Orange Uganda Limited with its national licence, the transfer of which has been approved by the Uganda Communications Commission (UCC).

Orange Uganda Limited, 53% controlled by France Telecom, will also benefit from Hits Telecom Uganda’s GSM network and main telecom assets. France Telecom will provide its know-how, the support and experience of its teams worldwide and the financing required for a successful and ambitious service deployment. All of Hits Telecom Uganda’s staff are invited to join Orange Uganda Limited.

With a rapidly growing population of around 30 million people and a mobile penetration rate of less than 17% in March 2008, Uganda offers major prospects for growth.

This investment is fully in line with France Telecom's development strategy targeting strong growth markets and will further strengthen its presence in East Africa. It follows the acquisition of a 51% stake in the incumbent operator Telkom Kenya in December 2007 and the launch of the Orange brand in Kenya on September 17.

Already present in 15 African countries, the Group will provide its new country operation with the strength of its Orange brand, the quality of its products and services, as well as its capacity for innovation in order to succeed within a competitive environment.

About Hits Telecom Uganda

Hits Telecom Uganda is a telecommunications company incorporated in Uganda, whose majority shareholder is International Investment House (IIH, an international Investment firm with its head quarters based in an Abu Dhabi). HITS Telecom Uganda has been awarded a full telecommunications license and has built a state-of–the art network based on a mobile soft switch and a full IP/IN platform. The other shareholders are Al-Awael Holdings, Ali Mohamed Abas Khouri, Veritas communications Limited.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves close to 174 million customers in five continents as of June 30, 2008, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007 (26.3 billion euros for the first half 2008). As of June 30, 2008, the Group had 113.8 million mobile customers and 12.2 million broadband Internet (ADSL) customers.

Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband Internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press contacts: +33 1 44 44 93 93

Tom Wright

tom.wright@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 20, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer